FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

TABLE OF CONTENTS

Item
1.	Financial Statements as of June 30, 2006 together with Independent Accountant’s Limited Review Report

FINANCIAL STATEMENTS AS OF JUNE 30, 2006

TOGETHER WITH INDEPENDENT

ACCOUNTANTS’ LIMITED REVIEW REPORT

BALANCE SHEETS AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

-Stated in thousands of pesos-

	06-30-2006	12-31-2005
ASSETS

A. CASH AND DUE FROM BANKS
Cash	535,770	479,410
Due from banks and correspondents	1,356,450	1,115,140

	1,892,220	1,594,550

B. GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts (Exhibit A)	436,431	434,591
Holdings for trading or financial transactions (Exhibit A)	145,058	211,793
Unlisted Government Securities (Exhibit A)	834,591	—
Instruments issued by the Argentine Central Bank (BCRA) (Exhibit A)	1,994,214	1,655,150
Investments in listed private securities (Exhibit A)	29	3,224
Less: Allowances (Exhibit J)	15,139	—

	3,395,184	2,304,758

C. LOANS
To government sector (Exhibits B, C and D)	2,365,023	3,956,725
To financial sector (Exhibits B, C and D)	345,444	179,257
To non financial private sector and residents abroad (Exhibits B, C and D)	5,070,081	3,772,313

Overdraft	917,081	732,782
Discounted instruments	743,730	560,863
Real estate mortgage	408,420	394,678
Collateral Loans	10,934	10,137
Consumer	450,983	299,140
Credit cards	621,130	534,808
Other (Note 5)	2,053,861	1,357,206
Interest and listed-price differences accrued and pending collection	44,044	37,301
Less: unused collections	176,135	152,025
Less: Interest documented together with main obligation	3,967	2,577
Less: Difference arising from purchase of portfolio	91	89
Less: Allowances (Exhibit J)	136,931	129,274

	7,643,526	7,778,932

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
Argentine Central Bank (BCRA)	296,979	286,154
Amounts receivable for spot and forward sales to be settled	333,288	149,375
Instruments to be received for spot and forward purchases to be settled	16,365	35,730
Unlisted corporate bonds (Exhibits B, C and D)	59,613	78,228
Non-deliverable forward transactions balances to be settled	182	281
Other receivables not covered by debtor classification regulations	142,543	130,321
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	20,767	18,738
Interest accrued and pending collection not covered by debtor classification regulations	136,963	121,104
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	79	3,014
Less: Allowances (Exhibit J)	1,447	3,003

	1,005,332	819,942

E. ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibits B, C and D)	168,793	127,022
Less: Allowances (Exhibit J)	2,166	1,432

	166,627	125,590

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions (Exhibit E)	52,199	51,892
Other (Note 5.b.) (Exhibit E)	311,531	294,854
Less: Allowances (Exhibit J)	10,105	11,939

	353,625	334,807

G. OTHER RECEIVABLES
Receivables from sale of property assets (Exhibits B, C and D)	221	2,257
Other (Note 5.c.)	565,524	490,356
Tax on minimum presumed income – Tax Credit	118,746	90,094
Interest accrued and pending collection on receivables from sale of property assets (Exhibits B, C, and D)	—	41
Other accrued interest receivable	1	3
Less: Allowances (Exhibit J)	469,537	388,728

	214,955	194,023

H. PREMISES AND EQUIPMENT (Exhibit F)	361,467	347,444

I. OTHER ASSETS (Exhibit F)	40,570	62,189

J. INTANGIBLE ASSETS (Exhibit G)
Goodwill	22,144	25,459
Organization and development expenses	482,838	576,496

	504,982	601,955

K. SUSPENSE ITEMS	3,039	946

TOTAL ASSETS	15,581,527	14,165,136

(Contd.)

BALANCE SHEETS AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

-Stated in thousands of pesos-

	06-30-2006	12-31-2005
LIABILITIES

L. DEPOSITS (Exhibits H and I)
Government sector	101,158	102,848
Financial sector	334,492	35,483
Non financial private sector and residents abroad	11,196,980	10,605,615

Checking accounts	1,962,670	1,863,736
Savings deposits	3,143,921	2,977,089
Time deposits	5,347,078	4,976,427
Investments accounts	160,559	210,575
Other	478,051	477,797
Interest and listed-price differences accrued payable	104,701	99,991

	11,632,630	10,743,946

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA (Exhibit I)	107,333	100,745

Other	107,333	100,745
Banks and International Institutions (Exhibit I)	306,952	224,311
Non-subordinated corporate bonds (Exhibit I)	270,700	286,486
Amounts payable for spot and forward purchases to be settled	17,247	26,165
Instruments to be delivered for spot and forward sales to be settled	365,354	160,725
Financing received from Argentine financial institutions (Exhibit I)	98,216	72,980
Non-deliverable forward transactions balances to be settled	474	150
Other (note 5.d.) (Exhibit I)	402,038	357,597
Interest and listed-price differences accrued payable (Exhibit I)	8,949	6,409

	1,577,263	1,235,568

N. OTHER LIABILITIES
Other (Note 5.e.)	138,405	173,392

	138,405	173,392

O. ALLOWANCES (Exhibit J)	369,415	208,388

P. SUSPENSE ITEMS	3,403	2,295

TOTAL LIABILITIES	13,721,116	12,363,589

STOCKHOLDERS’ EQUITY (as per the related statements of changes in stockholders’ equity)	1,860,411	1,801,547

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	15,581,527	14,165,136

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See Note 16)

-Stated in thousands of pesos-

	06-30-2006	12-31-2005
DEBIT ACCOUNTS

Contingent
- Guarantees received	3,532,432	2,980,443
- Contra contingent debit accounts	311,420	325,775

	3,843,852	3,306,218

Control
- Receivables classified as irrecoverable	357,256	359,843
- Other (Note 5.f.)	27,491,547	23,658,789
- Contra control debit accounts	251,007	310,926

	28,099,810	24,329,558

Derivatives
- Contra debit derivatives accounts	296,049	93,161
- “Notional” amount of non-deliverable forward transactions	267,621	46,982

	563,670	140,143

For trustee activities
- Funds in trust	7,612	10,427

	7,612	10,427

TOTAL	32,514,944	27,786,346

CREDIT ACCOUNTS

Contingent
- Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	13,279	3,827
- Guarantees provided to the BCRA	47,547	70,293
- Other guarantees given covered by debtor classification regulations (Exhibits B, C and D)	134,428	171,022
- Other guarantees given non covered by debtor classification regulations	458	62
- Other covered by debtor classification regulations (Exhibits B, C and D)	115,708	80,571
- Contra contingent credit accounts	3,532,432	2,980,443

	3,843,852	3,306,218

Control
- Items to be credited	200,690	134,517
- Other	50,317	176,409
- Contra control credit accounts	27,848,803	24,018,632

	28,099,810	24,329,558

Derivatives
- “Notional” amount of non-deliverable forward transactions	296,049	93,161
- Contra debit derivatives accounts	267,621	46,982

	563,670	140,143

For trustee activities
- Contra credit accounts for trustee activities	7,612	10,427

	7,612	10,427

TOTAL	32,514,944	27,786,346

The accompanying notes 1 through 16 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF INCOME FOR THE SIX MONTH PERIODS

ENDED JUNE 30, 2006 AND 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	06-30-2006	06-30-2005
A. FINANCIAL INCOME

Interest on cash and due from banks	9,927	11,015
Interest on loans to the financial sector	11,045	3,300
Interest on overdraft	39,587	15,420
Interest on discounted instruments	22,380	8,236
Interest on real estate mortgage	21,340	20,818
Interest on collateral loans	634	459
Interest on credit card loans	12,664	9,778
Interest on other loans	83,525	56,229
Interest on other receivables from financial transactions	18,869	3,338
Income from secured loans - Decree 1387/01	114,001	115,866
Net income from government and private securities	157,200	1,279
Indexation by benchmark stabilization coefficient (CER)	229,469	385,799
Other	65,359	48,987

	786,000	680,524

B. FINANCIAL EXPENSE

Interest on checking accounts	15,691	7,551
Interest on savings deposits	2,294	1,664
Interest on time deposits	130,559	69,798
Interest on financing to the financial sector	380	143
Interest on other liabilities from financial transactions	19,270	11,910
Other interest	9,589	40,978
Indexation by CER	80,379	187,547
Other	20,816	14,551

	278,978	334,142

GROSS INTERMEDIATION MARGIN – GAIN	507,022	346,382

C. ALLOWANCES FOR LOAN LOSSES	35,844	46,603

D. SERVICE CHARGE INCOME

Related to lending transactions	44,741	34,611
Related to liability transactions	114,866	92,762
Other commissions	19,080	16,843
Other (Note 5.g.)	62,769	52,983

	241,456	197,199

E. SERVICE CHARGE EXPENSE

Commissions	37,556	21,309
Other (Note 5.h.)	12,144	9,215

	49,700	30,524

(Contd.)

STATEMENTS OF INCOME FOR THE SIX MONTH PERIODS

ENDED JUNE 30, 2006 AND 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	06-30-2006	06-30-2005
F. ADMINISTRATIVE EXPENSES

Payroll expenses	184,861	140,085
Fees to Bank Directors and Statutory Auditors	135	114
Other professional fees	10,534	9,761
Advertising and publicity	22,416	13,842
Taxes	9,304	7,345
Other operating expenses (Note 5.i.)	71,724	67,680
Other	23,355	17,678

	322,329	256,505

NET GAIN FROM FINANCIAL TRANSACTIONS	340,605	209,949

G. OTHER INCOME

Income from long-term investments	22,088	13,837
Punitive interests	217	131
Loans recovered and reversals of allowances	31,639	36,809
Other (Note 5.j.)	92,342	97,727

	146,286	148,504

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	444	41
Charge for uncollectibility of other receivables and other allowances	259,788	149,953
Amortization of difference arising from judicial resolutions	112,752	108,840
Other	28,043	35,351

	401,027	294,185

NET INCOME FOR THE PERIOD	85,864	64,268

The accompanying notes 1 through 16 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2006 AND 2005

(Translation of financial statements originally issued in Spanish – See Note 16)

– Stated in thousands of pesos –

	2006							2005
Movements	Capital Stock	Non capitalized contributions	Adjustments to stockholders’ equity (1)	Retained earnings	Unrealized valuation difference (2)	Unappropriated earnings	Total	Total
		Issuance premiums		Legal
1. Balance at beginning of fiscal year	471,361	175,132	312,979	428,698	230,282	183,095	1,801,547	1,618,452
2. Adjustment to earnings of prior years	—	—	—	—	—	—	—	65,891	(4)

3. Subtotal	471,361	175,132	312,979	428,698	230,282	183,095	1,801,547	1,684,343
4. Shareholders’ meeting held on April 27, 2006: Dividends paid in cash	—	—	—	—	—	(27,000)	(27,000)	—
5. Statutory Reserve	—	—	—	36,619	—	(36,619)	—	—
6. Net income for the period	—	—	—	—	—	85,864	85,864	64,268	(3)

7. Balance at the end of the period	471,361	175,132	312,979	465,317	230,282	205,340	1,860,411	1,748,611

(1)	Adjustments to stockholders’equity refer to Adjustment to Capital Stock.
(2)	Including 6,059 related to the participation on the Unrealized valuation difference booked by Rombo Cía.Financiera S.A. to be absorbed pursuant to a resolution approved by its Stockholders’ Meeting during fiscal year 2005.
(3)	See Note 2.3.r)
(4)	This reflects the adjustment of income/loss for prior years mainly as a result of tax matters for the amount of 92,098 (increase) as well as some projects recorded in the books for 26,207 (decrease).

The accompanying notes 1 through 16 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CASH FLOWS FOR THE SIX MONTH PERIODS

ENDED JUNE 30, 2006 AND 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

-Stated in thousands of pesos-

	06-30-2006	06-30-2005
CHANGES IN CASH

Cash and due from banks at beginning of fiscal year	1,594,550	1,623,083
Increase/(Decrease) in cash and due from banks	297,670	(324,333)

Cash and due from banks at end of the period	1,892,220	1,298,750

REASONS FOR CHANGES IN CASH

Financial income collected	1,237,481	567,273
Service charge income collected	241,297	197,165
Less:
Financial expenses paid	243,123	163,889
Service charge expenses paid	49,700	30,524
Operating expenses paid	326,371	244,611

FUNDS PROVIDED BY ORDINARY OPERATIONS	859,584	325,414

OTHER SOURCES OF FUNDS

Net increase in deposits (*)	882,539	985,212
Net increase in other liabilities from financial transactions (*)	167,992	—
Net decrease in other receivables from financial transactions (**)	28,473	—
Other sources of funds (**)	112,498	33,265

TOTAL OF SOURCES OF FUNDS	1,191,502	1,018,477

USE OF FUNDS

Net increase in government and private securities (**)	933,226	920,351
Net increase in loans (**)	558,275	408,571
Net increases in other receivables from financial transactions(**)	—	46,144
Net increase in other assets (**)	183,978	68,406
Net decrease in other liabilities from financial transactions (*)	—	93,336
Net decrease in other liabilities (*)	31,753	116,490
Dividends paid in cash (**)	27,000	—

Other uses of funds (*)	19,184	14,926

TOTAL USES OF FUNDS	1,753,416	1,668,224

INCREASE/(DECREASE) IN FUNDS	297,670	(324,333)

(*) Variations originated in financing activities.	999,594	760,460
(**)Variations originated in investing activities.	(1,561,508)	(1,410,207)

The accompanying notes 1 through 16 and exhibits A through L and N are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2006, PRESENTED IN COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2005, AND THE STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH FLOWS AS OF JUNE 30, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

(Stated in thousands of pesos)

1	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires and operates a 232-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 76.06% of the corporate stock as of June 30, 2006.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount	Total
Capital Stock as of December 31, 1999:				209,631

08-07-2002	02-06-2003	(1)	158,497	368,128	(2)

04-22-2004	01-25-2005	(1)	103,233	471,361	(2)

(1)	Through public subscription of shares.
(2)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3	Sale of Credilogros Cía. Financiera S.A.

On March 9, 2005, BF, Inversora Otar S.A. and BBVA sold their aggregate shareholdings in Credilogros Cía Financiera S.A. to Banco de Servicios y Transacciones S.A. and Grupo de Servicios y Transacciones S.A. The amount of the transaction was USD 16,900,000, based on the financial statements as of December 31, 2004. Upon entering into the sale agreement, an advance payment was made for 20% of the price.

This transaction was performed on July 11, 2006 and the shareholdings in Credilogros Cía. Financiera S.A. were transferred. It originated an income of 12,979.

1.4	Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

As required by Communication “A” 4265 of the BCRA, the balance sheet and correspondent exhibits include comparative information with balances as of December 31, 2005, while the statements of income, changes in stockholders equity, and cash flows are compared with statements as of June 30, 2005.

Additionally, the financial statements, notes and exhibits for the six month period ended June 30, 2005 year have been modified due to adjustments to prior years (see note 2.3.r).

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of June 30, 2006 and the end of the previous fiscal year, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

Government securities:

•	Holdings in investment accounts:

•	Discount Bonds and GDP- linked Securities in pesos: as of June 30, 2006 and at the end of the prior fiscal year are recorded at the book value of the instruments delivered for exchange less payments received during 2004 and 2005, without exceeding the nominal cash flow amount until maturity applicable under the terms and conditions of the bonds received.

•	Federal Government Bonds in US Dollars LIBOR 2012 – Compensation:

As of June 30, 2006 and the end of the prior fiscal year they were valued based on the quotation prevailing at the end of the period or fiscal year plus outstanding coupons.

The outstanding compensation amounting to 124,560 (resulting from the redenomination into US dollars of the liabilities with the Financial and Insurance Institutions Assistance Trust Fund detailed in note 12) was valued pursuant to the same criterion and was recorded under Other receivables from financial transactions, in the line Other receivables not covered by debtor classification regulations.

•	Holdings for trading or financial transactions and instruments issued by the BCRA: they were valued based on current listed prices for each security as of June 30, 2006 and at the end of the prior fiscal year. Differences in listed prices were credited/charged to income for the period or prior fiscal year.

•	Unlisted government securities: this includes the Guaranteed Bonds issued by the National Government, maturing in 2020 and received in relation to the restructuring of the Provincial Development Trust Fund’s indebtedness (see note 2.3.c). As of June 30, 2006 these bonds were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA, less of the estimated allowance to impairment value.

Investments in listed private securities:

•	Equity and debt instruments: they were valued based on current listed prices as of June 30, 2006 and at the end of the prior fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Government loans

Federal Government secured loans – Decree No. 1387/2001:

As of June 30, 2006 and at the end of the prior fiscal year, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 of the BCRA.

The present value as of June 30, 2006 and at the end of the prior fiscal year was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 4,47% and 4% respectively, in accordance with the provisions of the abovementioned Communication for June, 2006 and December, 2005.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 plus interest accrued through the end of the period, converted into pesos at rate of $ 1.40 per dollar plus CER.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of the period or fiscal year.

Provincial Governments loans and other Government loans

At the end of the prior fiscal year, these loans were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 of the BCRA.

The present value at the end of the prior fiscal year was calculated by discounting the estimated cash flows at an annual rate of 4% respectively, in accordance with the provisions of the abovementioned Communication for December, 2005.

As the present value determined was lower than the technical value (which agrees with the theoretical value), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned Communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the period or fiscal year.

This item includes 812,165 at the end of the prior fiscal year, corresponding to Provincial Development Trust Fund Corporate Bonds, and in exchange for which Bogar 2020 has been received during the fiscal year.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of June 30, 2006 and at the end of the prior fiscal year, receivables and payables have been adjusted to the CER as follows:

•	Federal government guaranteed loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•	Loans to private sector and receivables from sale of assets (subject to conversion into pesos): they have been adjusted in accordance with Communication “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, were made under the original terms of each transaction and were booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on June 30, 2006 and the end of the previous prior fiscal year, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

•	Federal Government Secured Bonds due in 2020 and Provincial Development Trust Fund Corporate Bonds: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER effective 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of June 30, 2006 and at the end of the prior fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions to be settled:

•	In foreign currency: as of June 30, 2006 and at the end of the prior fiscal year, they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of the period or fiscal year.

•	Holdings in investment accounts and for trading transactions: according to the method described in note 2.3.b.).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of June 30, 2006 and at the end of the prior fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of June 30, 2006 and at the end of the prior fiscal year.

j)	Assets subject to financing leasing:

As of June 30, 2006 and at the end of the prior fiscal year, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•	Credilogros Compañía Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Argentina Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of the period or fiscal year.

•	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A. and other companies (Visa Argentina S.A., Banelco S.A. and Interbanking S.A.): were valued by applying the equity method at the end of the period or fiscal year.

•	Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption includes the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit and the exchange rate of US$ 1= Pesos 1.40 + CER as recorded in the books at that date) is amortized in 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the Argentine Central Bank.

As of June 30, 2006 and at the end of the prior year, BF recorded assets amounting to 470,206 and 565,352, respectively to reflect the above items (after deduction of accumulated amortization for 666,719 and 554,036 respectively), under the caption Intangible Assets and in the account Organization and development expenses.

The Bank, however, notifies that such amortization is solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the opinion of the Bank’s Board of Directors and its legal advisors there exists compensation or recovery probabilities for such equity loss.

n)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

o)	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of June 30, 2006 or at the end of the prior fiscal year.

p)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

q)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions’ accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders’ Equity – Adjustment to Capital Stock” account.

r)	Statement of Income Accounts:

•	As of June 30, 2006 and at the end of the prior fiscal year, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

•	Net income for the period as recorded in the prior period reflects an adjustment of income/loss for prior years under the caption Administrative Expenses - Other Operating Expenses for 3,931 (decrease) arising from a change in the accounting criterion applied to certain projects.

s)	Earning per share:

As of June 30, 2006 and 2005, the Bank calculates the earning per share on the basis of 471,361,306 ordinary shares, of $ 1 par value each. The net income for the periods on those dates is as follows:

	06/30/2006	06/30/2005
Net income for the period	85,864	64,268
Earning per share for the period	0.18	0.14

t)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the periods being reported. Final income/loss may differ from such estimates.

3	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BUENOS AIRES CITY - ARGENTINA

By Resolution CD No. 93/05 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) adopted, with certain explanations, Technical Pronouncements Nos. 16 to 22 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards. Furthermore, by General Resolutions No. 485/05 y 487/06, the CNV adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A.

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria incorporated to the accounting principles generally accepted in Buenos Aires City.

The main differences between the regulations of the BCRA and the accounting principles generally accepted in Buenos Aires City are detailed below.

I.	Valuation criteria

a)	National Government Secured loans

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No.1387/01, on November 6, 2001, the Bank and its subsidiaries exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$ 3,291,795 thousands for Secured loans. At June 30, 2006 and December 31, 2005, those loans are recorded under “Loans – to the Public Sector” amounting to 3,059,185 and 3,809,264 (consolidated amounts), respectively, in accordance with the criterion described in Note 2.3.c).

In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at June 30, 2006 and December 31, 2005, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange. However, the recoverable values of these assets as of June 30, 2006 and at the end of the prior fiscal year exceed their book values.

b)	Government Securities and Other Credit Assistance to the Public Sector

As of June 30, 2006 and at the end of the previous prior fiscal year, the Bank keeps other assets with the Public Sector amounting to 1,157,495 and 1,172,681, in accordance with the criterion described in notes 2.3.b), 2.3.c) and 2.3.g). In accordance with accounting principles generally accepted in Buenos Aires City, these assets are to be valued at current value and would imply a decrease in stockholders’ equity in approximately 173,000 and 265,000 as of June 30, 2006 and at the end of the prior fiscal year, respectively.

c)	Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 2.3.m), as of June 30, 2006 and at the end of the previous prior fiscal year, the Bank recorded assets amounting to 470,206 and 565,532 (whose original values had been 1,136,925 and 1,119,388) respectively, under “Intangible Assets – Organization and Development Non Deductible Expenses” account corresponding to differences resulting from compliance with the court measures generated by the payment of deposits in the financial system within the framework of Law No. 25.561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with professional accounting standards currently in force, the amounts detailed above should have been covered by an allowance up to the concurrence of the balance that represents the best possible estimate of the amounts to be recovered, an amount that may not be objectively determined as of the date of issuance of these statements.

d)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with current professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 445,000 and 360,000 as of June 30, 2006 and at the end of the prior fiscal year, respectively, should be recovered.

II.	Disclosure aspects

Unrealized valuation difference

According to accounting principles generally accepted in Buenos Aires City, the amount recorded on June 30, 2006 and at the end of the previous prior fiscal year, should be recorded into unappropriated earnings account of the stockholders’ equity.

4	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for each period or fiscal year considering the effect of temporary differences between accounting and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of June 30, 2006 and at the end of the prior fiscal year, the Bank has estimated the existence of a net operating loss in the income tax.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of June 30, 2006 and at the end of the previous fiscal year, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 445,000 and 360,000, respectively. Such amounts are made up as follows:

	2006	2005
Deferred tax assets	784,000	561,000
Deferred tax liabilities	(339,000)	(201,000)

Net deferred assets	445,000	360,000
Allowance	(445,000)	(360,000)

As a matter of prudence, the amounts shown do not include any value given to the accumulated tax loss carryforward.

4.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

Until December 31, 2003, the Bank, to the extent the tax on minimum presumed income exceeded income tax, recorded under Other Receivables, in the Tax Advance account, a credit on the tax on minimum presumed income.

On March 8, 2004, the Argentine Central Bank required that the amounts recorded as tax on minimum presumed income for the years 2001/2002 be reverted and charged to income or to adjustment for prior years, as applicable, based on an interpretation of the Argentine Central Bank regulations.

Subsequently, on February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

Consequently, as of June 30, 2006 the Bank recorded the above asset in an amount of 132,942 (118,746 in the line Tax on minimum presumed income – Tax Credit and 14,196 in the line Others – Tax Advance, under Other Receivables).

4.3.	Other tax issues

The AFIP (Argentine Public Revenue Administration) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such Court, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending. On March 8, 2006 the Court of Appeals ratified the ruling, which caused the Bank to file an ordinary appeal with the National Supreme Court. In addition, the AFIP filed an extraordinary appeal with this latter Court.

The Argentine Administrative Tax Court has also issued an opinion in respect of the appeals filed against the ex officio assessments concerning the tax on minimum presumed income for year 1999 and the income tax for years 1994, 1995 and 1998, fully upholding the claims filed and reversing the appealed resolutions. However, on April 8, 2005 the Argentine Administrative Tax Court conceded the appeal to Argentine Public Revenue Administration.

The Board of Directors and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

5	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	06-30-2006	12-31-2005
a) LOANS
Loans granted to pre-finance and finance exports	929,335	466,875
Fixed-rate financial loans	871,304	744,217
Other	253,222	146,114

Total	2,053,861	1,357,206

b) INVESTMENTS IN OTHER COMPANIES

In other non-controlled companies- unlisted	26,109	24,498
In controlled companies -supplementary activities	266,914	249,743
In non-controlled companies-supplementary activities	8,356	8,628
Other- unlisted	10,152	11,985

Total	311,531	294,854

c) OTHER RECEIVABLES

Prepayments	30,835	27,054
Guarantee deposits	21,899	20,262
Miscellaneous receivables	48,776	46,636
Tax prepayments (1)	460,888	389,534
Other	3,126	6,870

Total	565,524	490,356

(1)	As of June 30, 2006 and at the end of the previous fiscal year, it includes the deferred tax asset for 445,000 and 360,000 respectively (see note 4.1).

d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Correspondents – our account	13,655	16,622
Collections and other operations for the account of third parties	47,285	44,633
Other withholdings and collections at source	40,097	39,206
Accounts payable for consumption	76,208	74,190
Money orders payable	191,475	148,728
Other	33,318	34,218

Total	402,038	357,597

e) OTHER LIABILITIES

Accrued salaries and payroll taxes	61,517	82,307
Accrued taxes	23,618	24,609
Miscellaneous payables	52,753	64,403
Other	517	2,073

Total	138,405	173,392

	06-30-2006	12-31-2005
f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	26,332,855	22,664,904
Collections items	611,119	528,885
Checks drawn on the Bank pending clearing	147,108	105,251
Checks not yet credited	379,984	341,039
Other	20,481	18,710

Total	27,491,547	23,658,789

	06-30-2006	06-30-2005
g) SERVICE CHARGE INCOME

Rental of safe-deposit boxes	6,840	5,363
Commissions for capital market transactions	5,209	10,520
Commissions for salary payment	2,275	1,868
Commissions for trust management	1,348	1,648
Commissions for hiring of insurances	17,392	10,630
Commissions for transportations of values	5,966	3,878
Commissions for loans and guarantees	7,064	4,617
Other	16,675	14,459

Total	62,769	52,983

h) SERVICE CHARGE EXPENSE

Turn-over tax	9,770	7,360
Other	2,374	1,855

Total	12,144	9,215

i) ADMINISTRATIVE EXPENSES - OTHER OPERATING EXPENSES

Rent	20,120	21,292
Depreciations of premises and equipment	13,703	12,329
Amortizations of organization and development expenses	3,045	4,697
Electric power and communications	8,670	7,694
Maintenance, conservation and repair expenses	12,720	10,688
Security services	8,825	6,865
Other	4,641	4,115

Total	71,724	67,680

j) OTHER INCOME

Deferred income tax (1)	85,000	94,000
Other	7,342	3,727

Total	92,342	97,727

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

6	RESTRICTIONS ON ASSETS

As of June 30, 2006, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 80,288 in Federal Government bonds in US dollars LIBOR 2012 which have been frozen until final confirmation by the Argentine Minister of Economy and Production.

b)	The Government and Private Securities account includes 46,300 in Discount Bonds in pesos allocated to the guarantee required to act as custodian of investment securities related to pension funds.

c)	The Bank appropriated loan funds of its active portfolio in an amount of 1,234 to secure debts with the Argentine Central Bank.

7	CONTINGENTS

EXPORT TAX REBATES

On December 17, 1996, the ex-BCA was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of “Request for Opinion”, at the Federal Administrative Court of Original Jurisdiction, Clerk’s Office No. 1 of the City of Buenos Aires.

At present, the proceedings are awaiting that the Federal State will amend the vices of its action, hence once this has been complied with, notifications will be resumed. Irrespective of the above, it has been agreed to suspend the legal proceedings with a view to a possible out-of-court transactions formulated by sellers, since this out-of-court settlement was dropped by sellers, the abovementioned legal proceedings were resumed. Despite the suspension of terms, the parties agreed to a pre-trial stage for the production of evidence. The court has ordered the Federal Government to resolve the defects in the claim. The National Government has just reduced its claim significantly.

In any event, the eventual contingency resulting from such situation will be assumed by the sellers of the ex-BCA under the terms of the shares sales contracts.

8	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of June 30, 2006 and at the end of the prior fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2006	2005	2006	2005	2006	2005
BBVA S.A.	10,469	6,237	3,319	22,985	24,638	31,951
Francés Valores Sociedad de Bolsa S.A.	5,050	6,093	6,332	9,405	5,571	415
Consolidar A.R.T. S.A.	67	33	41,338	27,999	296,172	243,912
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	36	88	12,995	5,289	63,959	227,274
Consolidar Cía. De Seguros de Retiro S.A.	59	43	122,736	115,749	215,546	274,430
Consolidar Cía. De Seguros de Vida S.A.	9	6	18,073	21,688	211,514	366,126
Credilogros Compañía Financiera S.A.	16,233	17,629	948	8,096	318	318
Atuel Fideicomisos S.A.	—	—	3,231	4,615	16	124
BBVA Consolidar Seguros S.A.	865	4	3,740	2,381	54,929	41,662
PSA Finance Argentina Cía Financiera S.A.	57,799	37,292	250	531	—	—
Rombo Cía. Financiera S.A.	127,416	72,323	952	721	—	—
Francés Administradora de Inversiones S.A.	148	104	1,394	3,349	7,271	2,578
Consolidar Comercializadora S.A.	—	—	2,678	1,835	2,646	1,975
Inversora Otar S.A.	—	—	558	890	341,065	336,391

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

9	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 12.5657% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

10	TRUST ACTIVITIES

10.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of June 30, 2006, total estimated corpus assets of Diagonal Trust and Inmobal Nutrer Trust amount to 7,587 and 25 respectively, and they are recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

10.2.	Non Financial Trusts

BF acts as trustee in 60 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 2,218 million and 4,068 million as of June 30, 2006 and at the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

11	CORPORATE BONDS

The Ordinary Stockholders’ Meeting of former-Banco Francés del Río de la Plata (former-BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to US$ 500,000,000.

On April 27, 1999, the Ordinary and Extraordinary Stockholders’ Meeting decided to extend the term of the abovementioned program for five years and authorized the issuance of corporate bonds convertible into share of commons stock in the amount of up to US$ 200,000,000 either under the Bank’s program or otherwise.

On April 27, 2000, the Ordinary and Extraordinary Stockholders’ Meeting approved to increase the outstanding amount under the abovementioned program for up to US$ 1,000,000,000. The increase was authorized by CNV’s Certificate No. 268 of July 18, 2000.

In addition, the abovementioned Stockholders’ Meeting approved the creation of a program for the issuance of non-subordinated short-term corporate notes to be issued under several classes and series up to a total amount outstanding at any given time of US$ 300,000,000; the term of the program is five years, during which corporate notes nonconvertible into shares and unsecured or guaranteed by third parties may be issued for a term of up to one year in accordance with the conditions stipulated by the Board of Directors.

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

The following chart reflects corporate bonds in force as of June 30, 2006:

Global program amount	Date of issuance	Features	Face value	Currency	Price of issue		Nominal annual rate	Payment of interest	Book balance (in thousands)	Capital expiration Date
USD 1,000,000,000	11/26/2003	Non-subordinated	87,752,925	USD	100	%(1)		Semiannual	273,814	10/31/2008	(2)

(1)	Libor plus 150 basis points.
(2)	Principal shall be amortized in 10 semiannually installments with maturity between April 30 and October 31 each year.

According to the provisions of the Corporate Bond Law and to the rules of the BCRA, the proceeds from the issuance of corporate bonds are allocated to (i) granting mortgage loans to purchase and repair housing and personal loans in Argentina; (ii) granting corporate loans in Argentina earmarked for contributions to working capital; investment in physical assets located in Argentina or refinancing liabilities, or (iii) contributing to working capital, investing in physical assets located in Argentina or refinancing liabilities.

12	FUNDING OF THE FINANCIAL AND INSURANCE INSTITUTIONS ASSISTANCE TRUST FUND (FFAEFS)

12.1	On November 22, 1996, the ex-BCA requested the Board of the FFAEFS for a US$ 60,000,000 loan to finance the purchase of certain assets and liabilities to be excluded from ex - Banco Caseros S.A. Such request was granted and the respective agreement was signed on December 18, 1996.

By means of such agreement, the Bank undertook to repay the loan seven years after disbursement by the FFAEFS on December 20, 1996. On December 22, 2003, the Bank cancelled such financing, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US and its adjustment by CER.

12.2	On December 22, 1997, Corp Banca (CB) executed with the FFAEFS a loan for consumption agreement in the amount of US$ 30,000,000, to be reimbursed in five annual, equal and consecutive installments starting as from the disbursement date. The first one would be paid three years after such date.

As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communication “A” 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a face value of US$ 30,000,000 at an annual nominal rate equal to LIBOR plus an annual nominal rate of 4% for the first period and, thereafter, LIBOR plus an annual nominal rate of 3% with a minimum of 8,07% per annum, due December 29, 2004.

On December 29, 2004, the Bank cancelled the last installment of this corporate bonds, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US dollar and its adjustment by CER.

Due to these agreements, the BF may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

On January 10, 2003, the Federal Executive published Decree Nº 53/2003 which amended section 1 subsection j) of Decree Nº 410/02, excluding from the conversion into pesos provided for by section 1 of Decree Nº 214/02 the “obligation of Public and Private Sector Companies to pay any amount of money in foreign currency owed to the NATIONAL GOVERNMENT as a result of subsidiary or other loans and guarantees originally financed by Multilateral Credit Institutions or arising from liabilities owed by the National Treasury and refinanced with external creditors”.

The decision taken by the Managing Committee of the Trust Fund for Reconstruction of Companies at the meeting held on May 28, 2003 stating that only 50% of the aforementioned financing was to be converted into pesos while the difference was to be maintained in its original currency was notified by note dated June 9, 2003.

The Bank has filed a subsidiary appeal for reversal before a higher administrative authority applying for a change in the aforementioned criterion and has reiterated its position on occasion of each interest and principal payment. Upon the appeal for reversal being dismissed, the claims were filed with the hierarchical superior officer on March 16, 2004. On May 17, 2004 the grounds for the appeal before the higher administrative authority were enlarged.

On February 7, 2005, the Bank was notified of Resolution Nº 25 dated January 17, 2005 executed by the Argentine Minister of Economy and Production, which dismisses the Hierarchical Remedy filed.

On May 16, 2005, an administrative action under section 100 (D.R:1759/72, 1991 revision) was filed against Resolution No. 25 issued by the Ministry of Economy and Production, which dismissed the Hierarchical Appeal filed by the Bank. At present, the case is pending determination by the Federal Executive. This notwithstanding, in May 2005 a liability of 23,176 thousand dollars was recorded under Other Liabilities from Financial Transactions, this being the dollar amount owed estimated by the Bank in the filing mentioned above. This effect should be compensated under the terms of the compensation mechanism for financial institutions which was also recorded for 124,560 in the line Other receivables not covered by debtor classification regulations under Other receivables from financial transactions (note 2.3.b) and 77,267 for the corresponding liability to be paid to B.C.R.A. At any event, the final determination of this issue would not imply additional losses for the Bank.

13	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Compliance with the requirements to act as agent in the over-the-counter market

As of June 30, 2006, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 and 489/06 of the CNV.

13.2	Investment Funds custodian

As of June 30, 2006 and at the end of the previous fiscal year, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Europa”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, administrated by Francés Administradora de Inversiones S.A., the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, options, tax - credit certificates and investments financial trust certificates in safekeeping in the amount of 990,358 and 777,933 respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

14	RESTRICTION ON EARNINGS DISTRIBUTIONS

a)	As stated in Note 12, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the financial statements regularly prepared.

b)	Under BCRA Communication “A” 4152, the distribution of earnings must be previously approved by the BCRA. On April 27, 2006, the Argentine Central Bank authorized the distribution of cash dividends for 27 million, corresponding to the earnings for the fiscal year ended December 31, 2005.

c)	Under BCRA Communication “A” 4295, in order to determine the balances to be distributed, the assets booked as Minimum presumed income tax are to be deducted from unappropriated earnings.

d)	As stated in the Offering Memorandum of the Bank’s outstanding negotiable obligations, the Bank may pay dividends or other distributions only with ordinary shares.

The Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2006, approved the following allocation of earnings:

•	27,000 to cash dividends, subject to the authorization of the Entity’s bondholders who had FRN holdings at the time. On May 5, 2006, the Meeting of Bondholders who are holders of Series 15 under the Negotiable Obligations Program resolved to grant a waiver in favor of the Entity as regards the prohibition upon distribution of cash dividends as stated in the terms and conditions of such Series.

In addition, pursuant to the provisions of the Argentine Central Bank, the Bank allocated 36,619 to Statutory Reserve.

15	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

16	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matter mentioned in Note 3, in accordance with accounting principles generally accepted in Buenos Aires City - Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with accounting principles generally accepted in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Buenos Aires City – Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	Holding
Description	Market Value	Book balance as of 06-30-2006	Book balance as of 12-31-2005	Position Without Options	Final Position

GOVERNMENT SECURITIES

Holdings in investment accounts

In pesos
Discount Bonds in pesos	166,235	322,903		166,235	166,235
GDP-linked Securities in pesos	33,240	33,240		33,240	33,240

Subtotal in pesos		356,143	360,516	199,475	199,475

In foreign currency
Federal Government Bonds in US dollar Libor 2012 - Compensation	80,288	80,288		80,288	80,288

Subtotal in foreign currency		80,288	74,075	80,288	80,288

Subtotal in Holdings in investment accounts		436,431	434,591	279,763	279,763

Holdings for trading or financial transactions

Local

In pesos
Consolidation Bonds (PRE8)	31,397	31,397		(84)	(84)
Secured Bonds due 2018	78,801	78,801		78,801	78,801
Discount Bonds in pesos	9,284	9,284		9,284	9,284
Other	7,998	7,998		3,412	3,412

Subtotal in pesos		127,480	98,665	91,413	91,413

In foreign currency
Federal Government Bonds in US dollar Libor 2012	14,411	14,411		—	—
Discount Bonds in US dollar	2,984	2,984		33	33
Other	183	183		25	25

Subtotal in foreign currency		17,578	113,128	58	58

Subtotal in Holdings for trading or financial Transactions		145,058	211,793	91,471	91,471

Unlisted government securities

Local
In pesos
Secured Bonds due 2020 (1)		834,591		834,591	834,591

Subtotal in pesos		834,591	—	834,591	834,591

Subtotal Unlisted government securities		834,591	—	834,591	834,591

(1)	See nota 2.3.c)

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	Holding
Description	Market value	Book Balance as of 06-30-2006	Book Balance as of 12-31-2005	Position without options	Final Position
Instruments issued by the BCRA

BCRA Bills
Listed
Own portfolio
Argentine Central Bank Bills Indexation by CER due 07-05-06	144,795	144,795		144,795	144,795
Argentine Central Bank Bills due 02-21-07	117,165	117,165		117,165	117,165
Argentine Central Bank Bills Indexation by CER due 07-12-06	46,318	46,318		46,318	46,318
Argentine Central Bank Bills due 06-06-07	60,322	60,322		60,322	60,322
Other	24,658	24,658		24,658	24,658

Subtotal own portfolio		393,258	840,279	393,258	393,258

Argentine Central Bank Bills due 11-01-06	219,436	219,436		—	—
Argentina Central Bank Bills due 07-12-06	76,615	76,615		—	—

Subtotal repurchase transactions		296,051	110,680	—	—

BCRA Notes
Listed
Own portfolio
Argentine Central Bank Bills due 05-30-07	348,570	348,570		348,570	348,570
Argentine Central Bank Bills due 11-21-07	258,759	258,759		258,759	258,759
Argentine Central Bank Bills due 10-04-06	107,426	107,426		107,426	107,426
Argentine Central Bank Bills Indexation by CER due 12-06-06	96,824	96,824		96,824	96,824
Argentine Central Bank Bills Indexation by CER due 07-25-06	94,761	94,761		94,761	94,761
Argentine Central Bank Bills due 04-18-07	89,272	89,272		89,272	89,272
Argentine Central Bank Bills due 12-13-06	55,822	55,822		55,822	55,822
Argentine Central Bank Bills due 03-05-08	52,477	52,447		52,477	52,477
Argentine Central Bank Bills due 04-16-08	50,325	50,325		50,325	50,325
Argentine Central Bank Bills due 12-19-07	49,958	49,958		49,958	49,958
Argentine Central Bank Bills due 02-20-08	41,556	41,556		41,556	41,556
Argentine Central Bank Bills Indexation by CER due 01-23-08	25,392	25,392		25,392	25,392
Argentine Central Bank Bills (Badlar+2.5%) due 03-26-08	19,625	19,625		19,625	19,625
Other	14,138	14,138		14,138	14,138

Subtotal BCRA Notes in pesos		1,304,905	704,191	1,304,905	1,304,905

Subtotal instruments issued by the BCRA		1,994,214	1,655,150	1,698,163	1,698,163

TOTAL GOVERNMENT SECURITIES		3,410,294	2,301,534	2,903,988	2,903,988

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	Holding
Description	Market value	Book Balance as of 06-30-2006	Book Balance as of 12-31-2005	Position without options	Final Position
INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments

Local
In pesos

Subtotal in pesos		—	3,124	—	—

In foreign currency
Pecon Corporate Bonds	12	12		12	12
Cablevision Corporate Bonds	11	11		11	11
Others	6	6		6	6

Subtotal in foreign currency		29	58	29	29

Subtotal Other debt instruments		29	3,182	29	29

Other Equity instruments

In Foreing currency

Subtotal in foreign currency		—	42	—	—

Subtotal Equity instruments		—	42	—	—

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES		29	3,224	29	29

TOTAL GOVERNMENT AND PRIVATE SECURITIES		3,410,323	2,304,758	2,904,017	2,904,017

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish-See Note 16)

-Stated in thousands of pesos-

	06-30-2006	12-31-2005
COMMERCIAL PORTFOLIO

Normal performance
Preferred collaterals and counter guaranty “A”	193,566	104,177
Preferred collaterals and counter guaranty “B”	35,468	37,675
Without senior security or counter guaranty	6,340,816	6,743,076

In potential risk
Preferred collaterals and counter guaranty “B”	5,140	6,361
Without senior security or counter guaranty	27,579	69,894

Nonperforming

Without senior security or counter guaranty	5,350	5,695

With high risk of uncollectibility

Without senior security or counter guaranty	64,806	59,885

Uncollectible

Without senior security or counter guaranty	807	5,041

Total	6,673,532	7,031,804

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish-See Note 16)

-Stated in thousands of pesos-

	06-30-2006	12-31-2005
CONSUMER AND HOUSING PORTFOLIO

Normal performance
Preferred collaterals and counter guaranty “A”	6,740	7,995
Preferred collaterals and counter guaranty “B”	362,322	378,743
Without senior security or counter guaranty	1,213,546	952,834

Inadequate performance

Preferred collaterals and counter guaranty “B”	8,305	3,083
Without senior security or counter guaranty	10,752	2,235

Deficient performance

Preferred collaterals and counter guaranty “B”	533	955
Without senior security or counter guaranty	5,008	3,097

Unlikely to be collected

Preferred collaterals and counter guaranty “B”	1,049	1,599
Without senior security or counter guaranty	5,053	3,622

Uncollectible

Preferred collaterals and counter guaranty “B”	3,461	4,315
Without senior security or counter guaranty	3,075	2,670

Uncollectible, classified as such under regulatory requirements

Preferred collaterals and counter guaranty “B”	5	—
Without senior security or counter guaranty	55	63

Total	1,619,904	1,361,211

General Total (1)	8,293,436	8,393,015

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guarantees given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	06-30-2006		12-31-2005
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	3,633,532	43.81%	4,963,867	59.14%
50 next largest clients	1,680,030	20.26%	1,304,563	15.54%
100 following clients	674,121	8.13%	456,387	5.44%
Remaining clients	2,305,753	27.80%	1,668,198	19.88%

Total (1)	8,293,436	100.00%	8,393,015	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF JUNE 30, 2006

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	—	2,674	465	82,362	82,368	163,773	2,033,381	2,365,023
Financial sector	—	124,490	41,554	53,999	49,016	43,635	32,750	345,444
Non financial private sector and residents abroad	9,770	2,305,987	793,773	642,257	706,238	410,016	714,928	5,582,969

TOTAL	9,770	2,433,151	835,792	778,618	837,622	617,424	2,781,059	8,293,436	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish – See Note 16)

- Stated in thousands of pesos –

								Information about the issuer
Concept		Shares				Amount		Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	06-30-2006	12-31-2005	Main business	Fiscal year/ period-end	Capital stock	Stockholders’ equity	Net income for the fiscal year/ period
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local										thousand of pesos
33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	$500	1	12,137	6,793	8,704	Stockholder	06.30.2006	6,071	6,795	49
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common	$1	1	75,842,839	145,136	141,838	Pensions fund manager	06.30.2006	140,739	270,810	13,639
33678564139	Consolidar Cía. De Seguros de Vida S.A.	Common	$1	1	7,383,921	61,858	54,527	Insurance company	06.30.2006	11,195	96,368	17,084
30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	$1	1	25,033,832	36,908	31,167	Insurance company	06.30.2006	37,551	59,438	11,810
30704936016	Credilogros Compañía Financiera S.A.	Common	$1	1	39,700,000	27,395	26,986	Financial institution	06.30.2006	57,100	39,407	593
30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	$1,000	1	9,000	12,597	12,047	Financial institution	06.30.2006	18,000	25,192	1,099
30692274403	Atuel Fideicomisos S.A.	Common	$1	1	13,099,869	16,218	13,507	Trust Manager	06.30.2006	13,100	16,220	2,711

		Subtotal controlled				306,905	288,776

	Non controlled
	Local
33707124909	Rombo Cía. Financiera S.A.	Common	$1,000	1	8,000	11,431	12.096	Financial Institution	06.30.2006	20,000	28,580	(1,661)
	Other					8,358	8,628
	Foreign
	Other					776	763

		Subtotal noncontrolled				20,565	21,487

		Total in financial institutions, supplementary and authorized				327,470	310,263

	IN OTHER COMPANIES

	Non controlled

	Local
30685228501	Consolidar ART S.A.	Common	$1	1	9,710,451	20,093	18,987	Workers compensation	06.30.2006	77,684	160,741	19,834
30500064230	BBVA Seguros S.A.	Common	$1	1	1,301,847	5,810	5,338	Insurance	06.30.2006	10,652	47,544	5,140
	Other					206	173
											thousand of dollars
	Foreign
17415001	A.I.G. Latin American Fund					10,105	11,939	Investing	12.31.2003	36,048	18,272	(17,775)
	Other					46	46

		Subtotal non controlled				36,260	36,483

		Total in other companies				36,260	36,483

		Total investments in other companies				363,730	346,746

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE SIX MONTH PERIOD ENDED

ENDED JUNE 30, 2006 AND THE FISCAL YEAR ENDED DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 06-30-2006	Net book value at 12-31-2005
					Years of useful life	Amount
PREMISES AND EQUIPMENT

Real Estate	298,223	2,515	9,772	19	50	5,216	305,275	298,223
Furniture and Facilities	24,227	2,254	—	—	10	3,128	23,353	24,227
Machinery and Equipment	23,976	12,948	—	—	5	5,177	31,747	23,976
Automobiles	1,018	256	—	—	5	182	1,092	1,018

Total	347,444	17,973	9,772	19		13,703	361,467	347,444

OTHER ASSETS

Works of Art	983	—	—	—	—	—	983	983
Leased assets	9,230	—	14	4,976	50	79	4,189	9,230
Property taken as security for loans (1)	—	50	10,724	1,066	50	41	9,667	—
Stationery and office supplies	1,610	1,761	—	1,537	—	—	1,834	1,610
Other	50,366	237	(20,510)	5,797	50	399	23,897	50,366

Total	62,189	2,048	(9,772)	13,376		519	40,570	62,189

(1)	According to BCRA Communication “A” 4526, this account must be used to record these assets independently of being computed for the calculation of the fixed assets and other concepts relation.

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE SIX MONTH PERIOD ENDED

ENDED JUNE 30, 2006 AND THE FISCAL YEAR ENDED DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Decreases	Amortization for the period		Net book value at 06-30-2006	Net book value at 12-31-2005
				Years of useful life	Amount
Goodwill	25,459	—	—	10	3,315	22,114	25,459
Organization and Development expenses (1)	11,144	4,711	178	1 & 5	3,045	12,632	11,144
Organization and development non-deductible expenses	565,352	17,710	104	5	112,752	470,206	565,352

Total	601,955	22,421	282		119,112	504,982	601,955

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	06-30-2006		12-31-2005
Number of clients	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	1,182,657	10,17%	1,105,846	10.29%
50 next largest clients	2,515,638	21,63%	1,081,430	10.07%
100 following clients	683,445	5,88%	765,031	7.12%
Remaining clients	7,250,890	62,32%	7,791,639	72.52%

TOTAL	11,632,630	100.00%	10,743,946	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF JUNE 30, 2006

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits	8,933,401	1,345,213	563,393	529,087	261,535	1	11,632,630

Other liabilities from financial transactions
BCRA	10,409	13,846	—	—	13,846	69,232	107,333
Banks and International Institutions	92,783	124,133	30,436	39,814	15,343	10,272	312,781
Non-subordinated corporate bonds	—	—	23,960	41,655	99,994	108,205	273,814
Financing received from Argentine financial institutions	98,222	—	—	—	—	—	98,222
Other	402,038	—	—	—	—	—	402,038

Total	603,452	137,979	54,396	81,469	129,183	187,709	1,194,188

TOTAL	9,536,853	1,483,192	617,789	610,556	390,718	187,710	12,826,818

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE SIX MONTH PERIOD ENDED

ENDED JUNE 30, 2006 AND THE FISCAL YEAR ENDED DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos –

Description	Book value at beginning of fiscal year	Increases (6)		Decreases		Book value
				Reversals	Applications	06-30-2006	12-31-2005
DEDUCTED FROM ASSETS
Government securities
- For impairment value	—	15,139	(5)	—	—	15,139	—

Loans
- Allowance for doubtful loans	129,274	35,987	(1)	6,637	21,693	136,931	129,274

Other receivables from financial transactions
- Allowance for doubtful receivables	3,003	156	(1)	535	1,177	1,447	3,003

Assets subject to financial leasing
- Allowance for doubtful receivables	1,432	741	(1)	—	7	2,166	1,432

Investments in other companies
- For impairment value (3)	11,939	202		2,036	—	10,105	11,939

Other receivables
- Allowance for doubtful receivables (2)	388,728	88,349		796	6,744	469,537	388,728

Total	534,376	140,574		10,004	29,621	635,325	534,376

LIABILITIES-ALLOWANCES
- Contingents commitments (1)	765	84		322	—	527	765
- Other contingencies	207,623	170,795	(4)	1,417	8,113	368,888	207,623

Total	208,388	170,879		1,739	8,113	369,415	208,388

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the possible uncollectibility risks arising out of payments under protection actions on Mutual Funds and deferred tax asset (see note 4.1.)
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of June 30, 2006.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (civil, labor, commercial and other lawsuits) (note 2.3.p).
(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income-Gold and foreign currency exchange difference” account, as follow:

- Loans	288
- Other receivables from financial transactions	11
- Investments in other companies	202
- Other receivables	181

EXHIBIT K

CAPITAL STRUCTURE AS OF JUNE 30, 2006

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution		Paid in
			Outstanding	In portfolio
Common	471,361,306	1	471,306	—	55	(1)	471,361	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.)

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

JUNE 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

-Stated in thousands of pesos-

Accounts	06-30-2006						12-31-2005
		Total of period (per type of currency)
	Total of Period	Euro	US Dollars	Pounds Sterling	Yen	Other	Total of fiscal year
ASSETS

Cash and due from banks	824,632	38,925	783,772	262	55	1,618	1,019,028
Government and private securities	97,895	—	97,895	—	—	—	187,303
Loans	1,361,020	5,733	1,355,287	—	—	—	657,060
Other receivables from financial transactions	251,493	7,115	243,346	—	108	924	226,561
Assets subject to financial leasing	76	—	76	—	—	—	79
Investments in other companies	10,927	—	10,927	—	—	—	12,748
Other receivables	18,802	308	18,494	—	—	—	19,705
Suspense items	240	—	240	—	—	—	97

TOTAL	2,565,085	52,081	2,510,037	262	163	2,542	2,122,581

LIABILITIES

Deposits	1,579,644	34,095	1,545,549	—	—	—	1,285,186
Other liabilities from financial transactions	904,044	19,552	883,040	177	132	1,143	802,088
Other liabilities	6,238	925	5,313	—	—	—	6,181
Suspense items	3	—	3	—	—	—	6

TOTAL	2,489,929	54,572	2,433,905	177	132	1,143	2,093,461

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	461,477	—	461,477	—	—	—	69,409
Control	6,256,842	7,684	6,246,431	3	1,677	1,047	6,599,699
Trustee activities	25	—	25	—	—	—	4,699

TOTAL	6,718,344	7,684	6,707,933	3	1,677	1,047	6,673,807

Credit accounts (except contra credit accounts)
Contingent	206,292	—	206,292	—	—	—	199,014
Control	30,745	—	30,745	—	—	—	21,896

TOTAL	237,037	—	237,037	—	—	—	220,910

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos –

	Status
Concept	Normal	In potential risk / Inadequate Compliance	Nonperforming / deficient compliance		With high risk of uncollectibility / unlikely to be collected		Uncollectible	Classified uncollectible as such under regulatory requirements	Total
			Not yet matured	Past-due	Not yet matured	Past-due			06-30-2006	12-31-2005
1. Loans	242,492	—	—	—	—	—	—	—	242,492	204,582

- Overdraft	881	—	—	—	—	—	—	—	881	1,752

Without senior security or counter guaranty	881	—	—	—	—	—	—	—	881	1,752

- Discounted Instruments	6,341	—	—	—	—	—	—	—	6,341	9,278

Without senior security or counter guaranty	6,341	—	—	—	—	—	—	—	6,341	9,278

- Real Estate Mortgage and Collateral Loans	400	—	—	—	—	—	—	—	400	373
Other collaterals and counter guaranty “B”	400	—	—	—	—	—	—	—	400	373

- Consumer	19	—	—	—	—	—	—	—	19	27
Without senior security or counter guaranty	19	—	—	—	—	—	—	—	19	27

- Credit Cards	475	—	—	—	—	—	—	—	475	370
Without senior security or counter guaranty	475	—	—	—	—	—	—	—	475	370

- Other	234,376	—	—	—	—	—	—	—	234,376	192,782
Without senior security or counter guaranty	234,376	—	—	—	—	—	—	—	234,376	192,782

2. Other receivables from financial transactions	4,084	—	—	—	—	—	—	—	4,084	9,371

3. Contingent commitments	24,608	—	—	—	—	—	—	—	24,608	47,025

4. Investments in other companies and private securities	141,395	—	—	—	—	—	—	—	141,395	140,102

Total	412,579	—	—	—	—	—	—	—	412,579	401,080

Total Allowances	2,254	—	—	—	—	—	—	—	2,254	1,786

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	06-30-06	12-31-05
A. ASSETS
CASH AND DUE FROM BANKS
Cash	539,336	483,377
Due from banks and correspondents	1,399,454	1,128,129

	1,938,790	1,611,506

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7)
Holdings in investment accounts	436,431	435,104
Holdings for trading or financial transactions	542,830	664,837
Unlisted Government Securities	834,596	6
Instruments issued by the BCRA	2,667,358	2,248,838
Investments in listed private securities	241,174	155,849

Less: Allowances	15,186	323

	4,707,203	3,504,311

C. LOANS
To government sector (Exhibit 1)	3,060,596	4,623,626
To financial sector (Exhibit 1)	271,542	142,307
To non financial private sector and residents abroad (Exhibit 1)	5,222,860	3,900,517

Overdraft	917,948	733,514
Discounted instruments	743,730	560,863
Real estate mortgage	408,527	394,678
Collateral Loans	82,312	60,714
Consumer	509,231	355,649
Credit cards	632,085	545,918
Other	2,062,601	1,364,291
Interest and listed-price differences accrued and pending collection	46,559	39,653
Less: Unused collections	176,166	152,186
Less: Interest documented together with main obligation	3,967	2,577
Less: Difference arising from purchase of portfolio	91	89
Less: Allowances	193,767	184,885

	8,361,140	8,481,476

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
BCRA	297,031	286,206
Amounts receivable for spot and forward sales to be settled	344,596	158,120
Instruments to be received for spot and forward purchases to be settled	16,365	35,730
Unlisted corporate bonds (Exhibit 1)	59,613	78,228
Non-deliverable forward transactions balances to be settled	182	281
Other receivables not covered by debtor classification regulations	142,543	130,321
Other receivables covered by debtor classification regulations (Exhibit 1)	23,634	21,538
Interest accrued and pending collection not covered by debtor classification regulations	136,963	121,104
Interest accrued and pending collection covered by debtor classification regulations (Exhibit 1)	89	3,020

Less: Allowances	1,585	3,098

	1,019,431	831,450

E. ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibit 1)	174,533	131,650
Less: Allowances	2,261	1,485

	172,272	130,165

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions	12,207	12,859
Other	48,747	49,377
Less: Allowances	10,105	11,939

	50,849	50,297

G. OTHER RECEIVABLES
Receivables from sale of property assets (Exhibit 1)	221	2,257
Tax on minimum presumed income – Tax Credit	118,746	90,094
Other	612,882	535,708
Interest accrued and pending collection on receivables from sale of property assets (Exhibit 1)	—	41
Other accrued interest receivable	8	10
Less: Allowances	469,984	389,149

	261,873	238,961

H. PREMISES AND EQUIPMENT	388,658	375,797

I. OTHER ASSETS	41,221	63,246

J. INTANGIBLE ASSETS
Goodwill	22,155	25,459
Organization and development expenses	528,681	629,877

	550,836	655,336

K. SUSPENSE ITEMS	3,039	948

L. OTHER SUBSIDIARIES´ ASSETS (Note 7)	29,733	40,255

TOTAL ASSETS	17,525,045	15,983,748

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	06-30-06	12-31-05
LIABILITIES

M. DEPOSITS
Government sector	101,158	102,848
Financial sector	333,549	27,695
Non financial private sector and residents abroad	11,080,901	10,482,543

Checking accounts	1,927,524	1,841,450
Savings deposits	3,163,049	3,000,466
Time deposits	5,248,014	4,855,393
Investments accounts	160,559	210,575
Other	447,386	477,880
Interest and listed-price differences accrued payable	104,369	96,779

	11,515,608	10,613,086

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA	107,333	100,745

Other	107,333	100,745

Banks and International Institutions	306,952	224,311
Non-subordinated corporate bonds	270,700	286,486
Amounts payable for spot and forward purchases to be settled	17,247	26,165
Instruments to be delivered for spot and forward sales to be settled	370,950	165,727
Non-deliverable forward transactions balances to be settled	474	150
Financing received from Argentine financial institutions	100,918	74,927
Other	409,379	359,875
Interest and listed–price differences accrued payable	8,949	6,409

	1,592,902	1,244,795

O. OTHER LIABILITIES
Fees payable	90	156
Other	211,820	251,823

	211,910	251,979

P. ALLOWANCES	436,093	263,191

Q. SUSPENSE ITEMS	3,406	2,299

R. SUBSIDIARIES’ OTHER LIABILITIES (Note 7)	1,705,544	1,617,891

TOTAL LIABILITIES	15,465,463	13,993,241

S. MINORITY INTEREST IN SUBSIDIARIES (Note 5)	199,171	188,960

STOCKHOLDERS’ EQUITY	1,860,411	1,801,547

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	17,525,045	15,983,748

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-06	12-31-05
DEBIT ACCOUNTS
Contingent
- Guarantees received	3,608,962	3,035,165
- Contra contingent debit accounts	311,420	325,775

	3,920,382	3,360,940

Control
- Receivables classified as irrecoverable	392,187	393,234
- Other	27,504,405	23,666,953
- Contra control debit accounts	257,868	319,273

	28,154,460	24,379,460

Derivatives
- “Notional” amount of non-deliverable forward transactions	267,621	46,982
- Contra debit derivatives accounts	296,049	93,161

	563,670	140,143

For trustee activities
- Funds in trust	23,497	29,896

	23,497	29,896

TOTAL	32,662,009	27,910,439

CREDIT ACCOUNTS

Contingent
- Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	13,279	3,827
- Guarantees provided to the BCRA	47,547	70,293
- Other guarantees given covered by debtor classification regulations (Exhibit 1)	134,428	171,022
- Other guaranties given non covered by debtor classification regulations	458	62
- Other covered by debtor classification regulations (Exhibit 1)	115,708	80,571
- Contra contingent credit accounts	3,608,962	3,035,165

	3,920,382	3,360,940

Control
- Items to be credited	200,690	134,517
- Other	57,178	184,756
- Contra control credit accounts	27,896,592	24,060,187

	28,154,460	24,379,460

Derivatives
- “Notional” amount of non-deliverable forward transactions	296,049	93,161
- Contra debit derivatives accounts	267,621	46,982

	563,670	140,143

For trustee activities
- Contra credit accounts for trustee activities	23,497	29,896

	23,497	29,896

TOTAL	32,622,009	27,910,439

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2006 AND 2005

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-06	06-30-05
A. FINANCIAL INCOME

Interest on cash and due from banks	9,949	11,042
Interest on loans to the financial sector	35,005	6,280
Interest on overdraft	39,502	15,372
Interest on discounted instruments	22,380	8,236
Interest on real estate mortgage	21,352	20,837
Interest on collateral loans	3,118	1,520
Interest on credit card loans	14,103	11,144
Interest on other loans	95,848	67,806
Interest from other receivables from financial transactions	18,869	3,338
Income from secured loans - Decree 1387/01	183,423	147,687
Net income from government and private securities	192,593	66,954
Indexation by CER	229,474	385,807
Other	67,557	49,648

	933,173	795,671

B. FINANCIAL EXPENSE

Interest on checking accounts	15,625	7,504
Interest on savings deposits	2,253	1,635
Interest on time deposits	124,776	64,350
Interest on financing to the financial sector	370	142
Interest from other liabilities from financial transactions	19,271	11,917
Other interest	9,589	41,165
Indexation by CER	80,379	188,449
Other	21,650	17,467

	273,913	332,629

GROSS INTERMEDIATION MARGIN – GAIN	659,260	463,042

C. ALLOWANCES FOR LOAN LOSSES	39,330	48,961

D. SERVICE CHARGE INCOME

Related to lending transactions	50,994	39,172
Related to liability transactions	115,042	92,912
Other commissions	203,161	157,130
Other	63,959	52,959

	433,156	342,173

E. SERVICE CHARGE EXPENSE

Commissions	37,952	21,350
Other	15,193	11,827

	53,145	33,177

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2006 AND 2005

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-06	06-30-05
F. ADMINISTRATIVE EXPENSES
Payroll expenses	232,970	193,829
Fees to Bank Directors and Statutory Auditors	173	142
Other professional fees	13,691	12,187
Advertising and publicity	23,511	15,721
Taxes	24,536	18,431
Other operating expenses	93,100	87,748
Other	53,246	34,873

	441,227	362,931

NET GAIN FROM FINANCIAL TRANSACTIONS	558,714	360,146

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(10,207)	(9,266)

G. OTHER INCOME
Income from long-term investments	1,860	2,069
Punitive interests	1,653	1,292
Loans recovered and reversals of allowances	32,839	40,131
Other	175,653	168,493

	212,005	211,985

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	444	41
Charge for uncollectibility of other receivables and other allowances	260,244	151,337
Amortization of difference arising from judicial resolutions	112,752	108,840
Other	286,666	228,035

	660,106	488,253

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	100,406	74,612

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	14,542	10,334

NET INCOME FOR THE PERIOD	85,864	64,268

The accompanying notes 1 through 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006 AND 2005

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	06-30-06	06-30-05
CHANGES IN CASH

Cash and due from banks at beginning of fiscal year	1,611,506	1,666,617
Increase/(Decrease) in cash and due from banks	327,284	(336,756)

Cash and due from banks at end of the period	1,938,790	1,329,861

REASONS OF CHANGES IN CASH

Financial income collected	1,307,729	628,877
Service charge income collected	433,072	341,784
Less:
Financial expense paid	234,433	160,868
Services charge expense paid	53,145	33,177
Operating expenses paid	442,032	342,147

FUNDS PROVIDED BY ORDINARY OPERATIONS	1,011,191	434,469

OTHER SOURCES OF FUNDS

Net increase in other liabilities from financial transactions (*)	171,841	—
Net increase in deposits (*)	893,497	998,228
Net increase in other liabilities (*)	56,464	502
Net decrease in other receivables from financial transactions (**)	29,638	—
Other sources of funds (**)	197,245	105,192

TOTAL OF SOURCES OF FUNDS	1,348,685	1,103,922

USE OF FUNDS

Net increase in government and private securities (**)	1,010,299	966,183
Net increase in loans (**)	536,567	492,364
Net increase in other receivables from financial transactions (**)	—	45,639
Net increase in other assets (**)	180,924	69,953
Net decrease in other liabilities from financial transactions (*)	—	93,403
Dividends paid in cash (**)	27,000	—
Other uses of funds (*)	277,802	207,605

TOTAL USES OF FUNDS	2,032,592	1,875,147

INCREASE IN FUNDS	327,284	(336,756)

(*) Variations originated in financing activities.	844,000	697,722
(**) Variations originated in investment activities.	(1,527,907)	(1,468,947)

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF JUNE 30, 2006 PRESENTED IN COMPARATIVE FORM WITH

THE BALANCE SHEET AS OF DECEMBER 31, 2005, AND THE STATEMENTS OF INCOME,

CHANGES IN STOCKHOLDERS’ EQUITY AND CASH FLOWS AS OF JUNE 30, 2005 (ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (BF) has consolidated - line by line - its balance sheets as of June 30, 2006 and at the end of previous year and the statements of income and cash flow for the six month period ended June 30, 2006 and 2005, as per the following detail:

•	As of June 30, 2006:

a)	With the financial statements of Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the six month periods ended June 30, 2006 and 2005.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the fiscal years ended June 30, 2006 and 2005.

•	As of December 31, 2005:

a)	With the financial statements of Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A, Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía Financiera S.A., for the fiscal year ended December 31, 2005.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A., for the six-month period ended December 31, 2005.

The results of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a six-month period ended on June 30, 2006 and 2005.

Interests in subsidiaries as of June 30, 2006 and at the end of the prior fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible	Votes
Companies		06/30/06	12/31/05	06/30/06	12/31/05	06/30/06	12/31/05
Francés Valores Soc. de Bolsa S.A.	Common	12,137	12,137	99.9700	99.9700	99.9700	99.9700
Atuel Fideicomisos S.A.	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	75,842,839	75,842,839	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. De Seguros de Vida S.A.	Common	7,383,921	7,383,921	65.9600	65.9600	65.9600	65.9600
Consolidar Cía. De Seguros de Retiro S.A.	Common	25,033,832	25,033,832	66.6666	66.6666	66.6666	66.6666
PSA Finance Argentina Cía Financiera S.A.	Common	9,000	9,000	50.0000	50.0000	50.0000	50.0000
Credilogros Cía. Financiera S.A. (*)	Common	39,700,000	39,700,000	69.5271	69.5271	69.5271	69.5271

(*) A	company sold on July 11, 2006 (see note 1.3. of BF)

Total assets, liabilities, stockholders’ equity and subsidiaries’ net income balances in accordance with the criteria defined in Note 2 below, as of June 30, 2006 and the end of the previous fiscal year and net income balances as of June 30, 2006 and 2005, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	06/30/06	12/31/05	06/30/06	12/31/05	06/30/06	12/31/05	06/30/06	06/30/05
Francés Valores Soc. de Bolsa S.A.	12,183	10,777	5,388	2,070	6,795	8,707	49	2,054
Atuel Fideicomisos S.A. and its subsidiary	19,999	17,618	3,779	4,110	16,220	13,508	2,711	(4,491)
Consolidar A.F.J.P. S.A.	353,934	346,858	84,613	83,659	269,321	263,199	6,121	9,938
Consolidar Cía. de Seguros de Vida S.A.	288,347	275,380	194,565	192,713	93,782	82,667	11,114	3,589
Consolidar Cía. de Seguros de Retiro S.A.	1,630,596	1,512,356	1,575,237	1,465,608	55,359	46,748	8,611	6,899
PSA Finance Argentina Cía Financiera S.A.	87,989	64,638	62,797	40,545	25,192	24,093	1,099	773
Credilogros Cía. Financiera S.A. (*)	86,038	94,522	46,631	55,708	39,407	38,814	593	2,544

(*) A	company sold on July 11, 2006 (see note 1.3. of BF)

2.	VALUATION METHODS

2.1.	The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF, except for:

•	Consolidar AFJP S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.’s Superintendence.

•	Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government - Decree 1387/01 held by these subsidiaries were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance.

•	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the National Superintendence of Insurance.

2.2.	Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 27,871 and 29,819 at June 30, 2006 and the end of the previous fiscal year corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with current professional accounting standards, such amount should have been recorded as a loss for the year ended December 31, 2003.

3.	PENSION FUND MANAGEMENT

Consolidar AFJP manages a pension fund that as of June 30, 2006 and as of the end of the prior fiscal year amounted to 14,026 million and 12,763 million respectively.

4.	ATUEL FIDEICOMISOS S.A.

Under its line of business, Atuel Fideicomisos S.A. acts in its capacity as a trustee for the following trusts, in no case being personally liable for the liabilities assumed; such liabilities will be satisfied out of the proceeds of the underlying assets of each such trust.

•	Fideicomiso Corp. Banca: it was created by an agreement dated May 13, 1997, executed by Atuel Fideicomisos S.A. as trustee, Corp. Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, the Argentine Central Bank and Seguro de los Depósitos S.A. as beneficiaries.

•	Fideicomiso Banco Francés: it was created by an agreement dated on May 12, 2000, executed by Atuel Fideicomisos S.A. as trustee, and BBVA Banco Francés S.A. as trustor and beneficiary. As from January 1, 2002, by an assignment made by BBVA Banco Francés S.A., the beneficiary of the Trust Certificate is Banco Bilbao Vizcaya Argentaria S.A. (BBVA).

Atuel Fideicomisos also acts as administration and collection manager for Fideicomiso Diagonal, which was created by an agreement dated January 5, 2001, executed by Mercobank S.A as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financial institutions and Seguro de Depósitos S.A. as beneficiaries (see note 10.1. of BF).

5.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	06-30-06	12-31-05
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	124,185	121,361
Consolidar Cía. de Seguros de Vida S.A.	31,924	28,140
Consolidar Cía. de Seguros de Retiro S.A.	18,451	15,581
Credilogros Compañía Financiera S.A.	12,012	11,828
Francés Valores Sociedad de Bolsa S.A.	2	3
Atuel Fideicomisos S.A.	2	1
PSA Finance Argentina Cía Financiera S.A.	12,595	12,046

	199,171	188,960

6.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 4,840. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 6 to the stand-alone financial statements of BF.

7.	BREAKDOWN OF MAIN ITEMS

Detailed below are the balances of those accounts that show significant variations in relation to the figures that arise from the financial statements of BF:

	06-30-06	12-31-05
GOVERNMENT SECURITIES

Holdings in investment accounts
Federal Government Bonds (LIBOR 2012) - Compensation	80,288	74,075
Discount Bonds in pesos	322,903	360,516
GDP-linked Securities in pesos	33,240	—
Others	—	513

Total	436,431	435,104

Holdings for trading or financial transactions

Federal Government Bonds 2008 (BODEN 2008)	24,630	54,723
Federal Government Bonds LIBOR 2012	37,710	52,786
Buenos Aires City Bond	7,437	7,358
Federal Government Bonds LIBOR 2015	5,535	10,036
Federal Government Bonds LIBOR 2014	19,215	3,036
Discount Bonds in pesos	257,230	246,447
Discount Bonds in US dollar	2,984	88,122
Peso-denominated GDP-related securities	6,031	40,074
Cuasipar Bonds in pesos	7,611	7,033
Secured Bonds due in 2018	87,129	105,283
Federal Government Bocon PRE8	68,608	45,196
Federal Government Bonds LIBOR 2011	8,768	—
Other	9,942	4,743

Total	542,830	664,837

Unlisted government securities

Secured Bonds due in 2020	834,591	—
Tax credit certificates due in 2003/2006	5	6

Total	834,596	6

Instruments issued by the BCRA

BCRA Bills (LEBAC)	707,253	1,160,312
BCRA Notes (NOBAC)	1,960,105	1,088,526

Total	2,667,358	2,248,838

	06-30-06	12-31-05
Investments in listed private securities
Edesur S.A. Corporate Bonds	26,045	28,530
Telefónica de Argentina S.A. Corporate Bonds	9,415	36,280
Telecom Personal Corporate Bonds	8,976	9,206
Camuzzi Gas Pampeana Corporate Bonds	10,162	—
Tarjeta Naranja Trust	4,534	5,775
Acindar S.A.	9,318	—
Telecom	3,099	1,738
Grupo Financiero Galicia S.A.	3,038	3,630
Galtrust 1 Financial Trust	10,958	9,204
Milennium Trust Financial Trust	4,761	—
FBA Renta Pesos	57,029	2,695
Petrobrás Energía S.A.	8,284	7,175
Roble Pesos Class 1	6,616	2,406
OPTIMUN CDB Pesos- Class B	8,054	3,317
FBA Bonos Argentina	7,460	—
Radar Financial Trust	4,070	5,526
FBA Ahorro Pesos	6,018	—
Rembrandt Amro Ahorro Pesos	8,015	1,523
Ishares Brasil Index	3,694	—
Super Ahorro Pesos- Class B	10,565	2,258
Other	31,063	36,586

Total	241,174	155,849

Allowances	(15,186)	(323)

Total	4,707,203	3,504,311

SUBSIDIARIES’ OTHER ASSETS

Premium receivables from insurance companies	29,283	23,461
Complementary Capital – Insurance Company	—	13,226
Others related to insurance business	450	3,568

Total	29,733	40,255

SUBSIDIARIES’ OTHER LIABILITIES

Insurance companies, claims in adjustment process	99,241	128,339
Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	88,845	79,887
Insurance companies, mathematical reserve	1,454,462	1,367,010
Insurance companies, reinsurer’s reserve	(400)	(244)
Difference arising from secured loans accrued valuation	(27,871)	(29,819)
Benefit pending of integration – Resolution No. 29,796	(1,733)	(2,203)
Others related to insurance business	93,000	74,921

Total	1,705,544	1,617,891

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish-See Note 16)

-Stated in thousands of pesos-

	06-30-06	12-31-05
COMMERCIAL PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	193,566	104,177
Other collaterals and counter guaranty “B”	36,098	38,393
Without senior security or counter guaranty	6,964,110	7,374,954

In potential risk

Other collaterals and counter guaranty “B”	5,140	6,361
Without senior security or counter guaranty	27,579	70,057

Nonperforming

Without senior security or counter guaranty	5,483	5,695

With high risk of uncollectibility

Without senior security or counter guaranty	64,806	59,885

Uncollectible

Without senior security or counter guaranty	807	5,041

Total	7,297,589	7,664,563

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish-See Note 16)

-Stated in thousands of pesos-

	06-30-06	12-31-05
CONSUMER AND HOUSING PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	6,740	7,995
Other collaterals and counter guaranty “B”	436,861	431,652
Without senior security or counter guaranty	1,285,610	1,021,207

Inadequate performance

Other collaterals and counter guaranty “B”	9,081	3,639
Without senior security or counter guaranty	13,387	5,079

Deficient performance

Other collaterals and counter guaranty “B”	636	1,023
Without senior security or counter guaranty	6,915	5,264

Unlikely to be collected

Other collaterals and counter guaranty “B”	1,178	1,657
Without senior security or counter guaranty	8,544	6,668

Uncollectible

Other collaterals and counter guaranty “B”	3,479	4,315
Without senior security or counter guaranty	6,356	5,421

Uncollectible, classified as such under regulatory requirements

Other collaterals and counter guaranty “B”	34	13
Without senior security or counter guaranty	93	108

Total	1,778,914	1,494,041

General Total (1)	9,076,503	9,158,604

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT ACCOUNTANTS’

LIMITED REVIEW REPORT

To the President and Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

Buenos Aires

1.	Identification of the financial statements subject to review

We have reviewed the accompanying balance sheet of BBVA BANCO FRANCÉS S.A. as of June 30, 2006 and the related statements of income, changes in stockholders’ equity and cash flows for the six-month period then ended, with their notes 1 to 15 and supplemental exhibits “A” through “L” and “N” thereto.

We have also reviewed the consolidated balance sheet of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to the consolidated financial statements) as of June 30, 2006 and the related consolidated statements of income and of cash flows for the six-month period then ended, with their notes 1 to 7 and exhibit 1, presented as supplementary information.

These financial statements are the responsibility of the Bank’s Board of Directors. Our responsibility is to issue a limited review report on such financial statements, based on our review performed in accordance with the scope described in caption 2.

2.	Scope of the review

We conducted our limited review in accordance with auditing standards generally accepted in Argentina for limited reviews of interim financial statements, and the “Minimum Standards for External Audits” for the limited review of quarterly financial statements established by the Argentine Central Bank (BCRA). This review is substantially less in scope than an audit of financial statements conducted in accordance with generally accepted standards, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion on the financial statements mentioned in caption 1.

3.	Prior explanations to our limited review report

a)	The financial statements described in caption 1 have been prepared by the Bank in accordance with the standards established by the BCRA which differ from the professional accounting standards in force in Buenos Aires City in the aspects indicated in Note 3 to such financial statements. In addition, other differences with respect to the accounting principles generally accepted in Buenos Aires City are detailed in Note 2 to the consolidated financial statements.

b)	We have audited the Bank’s financial statements as of December 31, 2005 (opening balances), whose individual and consolidated balance sheets and their respective supplementary information have been presented comparatively and on which we issued our report dated February 10, 2006, to which we refer, including a favorable opinion with certain qualifications due to certain significant divergences from the accounting principles generally accepted in Buenos Aires City.

Additionally, we have performed a limited review of the financial statements for the six month period ended June 30, 2005, including the statements of changes in stockholders’ equity and individual and consolidated statements of income and cash flows and their respective supplementary information, presented comparatively, and on which we issued our limited review report dated August 10, 2005, to which we refer, including observations related to: (i) the completion of the restructuring process of government securities and of assistance to the government sector; and (ii) the asset recorded related to the estimated compensation for payments to depositors made under court orders. The observation mentioned in point (i) has been resolved at the date of issuance of this report and the resolution of the observation indicated in point (ii) above is explained in note 3.I.c) to the financial statements described in caption 1.

In addition, such report mentioned the existence of certain divergences from the accounting principles generally accepted in Buenos Aires City.

4.	Limited review report

Based on our limited review performed with the scope indicated in caption 2, which did not include all the procedures necessary to enable us to express an opinion on the financial statements referred to in caption 1, we are in a position to report that:

a)	the financial statements of BBVA BANCO FRANCÉS S.A. both individually and consolidated with its subsidiaries companies as of June 30, 2006, give consideration to all the significant facts and circumstances of which we are aware; and

b)	we do not have any observations to mention on the referred financial statements other than those indicated under caption 3.

As described in note 16 to the stand-alone financial statements, the effects of the differences between the accounting standards of the BCRA (which differ from the accounting principles generally accepted in Buenos Aires City – Argentina for the matters mentioned in Note 3 to the financial statements), and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used have not been quantified. Accordingly, they are not intended to present the financial position in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina. This report was prepared in accordance with auditing standards generally accepted in Argentina and the “Minimum Standards for External Audits” established by the BCRA. The translation into English of the financial statements described in caption 1 and of this independent auditors’ report has been made solely for the convenience of English-speaking readers.

Buenos Aires, August 10, 2006.

DELOITTE & Co. S.R.L.
CARLOS B. SRULEVICH
Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,” “Deloitte & Touche,” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.
Date: August 18, 2006	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G. Canestri
	Title:	Chief Financial Officer